PRICING AND BOOKKEEPING AGREEMENT


         AGREEMENT dated as of January 25, 1999 between Colonial Trust IV, a Massachusetts Business Trust (Trust), on behalf of each of Colonial Counselor Selectsm Income Portfolio, Colonial Counselor Selectsm Balanced Portfolio and Colonial Counselor Selectsm Growth Portfolio (collectively the "Portfolios"), and Colonial Management Associates, Inc. (Colonial), a Massachusetts corporation.

         The Trust and Colonial agree as follows:

         1. Appointment. The Trust on behalf of each of the Portfolios appoint Colonial as agent to perform the services described below, effective on the date hereof.

         2. Services. Colonial shall (i) determine and timely communicate to persons designated by the Trust each Portfolio's net asset values and offering prices per Share in accordance with the applicable provisions of the Trust's Registration Statement on Form N-1A; and (ii) maintain and preserve in a secure manner the accounting records of the Portfolios, including all such accounting records as the Portfolios are obligated to maintain and preserve under the Investment Company Act of 1940 and the rules thereunder, applicable federal and state tax laws and any other applicable laws, rules and regulations. All records shall be the property of the Trust. Colonial will provide disaster planning to minimize possible service interruption.

         3. Audit, Use and Inspection. Colonial shall make available on its premises during regular business hours all records of the Portfolios for reasonable audit, use and inspection by the Trust, its agents and any regulatory agency having authority over the Portfolios.

         4. Compensation. The Trust on behalf of each of the Portfolios will pay Colonial a monthly fee of $300 per Portfolio, plus a monthly percentage fee on the average daily net assets of the Portfolio for the month in excess of $50 million at the following annual rates: 0.035% on the next $950 million; 0.025% on the next $1 billion; 0.015% on the next $1 billion; and 0.001% on the excess over $3 billion.

         5. Compliance. Colonial shall comply with applicable provisions relating to pricing and bookkeeping of the prospectus and statement of additional information of the Trust relating to the Portfolios and applicable laws and rules in the provision of services under this Agreement.

         6. Limitation of Liability. In the absence of willful misfeasance, bad faith or gross negligence on the part of Colonial, or reckless disregard of its obligations and duties hereunder, Colonial shall not be subject to any liability to the Trust or any of the Portfolios, to any shareholder of the Trust or the Portfolios or to any other person, firm or organization, for any act or omission in the course of, or connected with, rendering services hereunder.

         7. Amendments. The Trust shall submit to Colonial a reasonable time in advance of filing with the Securities and Exchange Commission copies of any changes in the Trust's Registration Statement relating to the Portfolios. If a change in documents or procedures materially increases the cost to Colonial of performing its obligations, Colonial shall be entitled to receive reasonable additional compensation.

         8. Duration and Termination, etc. This Agreement may be changed only by writing executed by each party. This Agreement: (a) shall continue in effect from year to year so long as approved annually by vote of a majority of the Trustees of the Trust who are not affiliated with Colonial; (b) may be terminated at any time without penalty by sixty days' written notice to either party; and (c) may be terminated at any time for cause by either party if such cause remains unremedied for a reasonable period not to exceed ninety days after receipt of written specification of such cause. Paragraph 6 of this Agreement shall survive termination. If the Trust designates a successor to any of Colonial's obligations, Colonial shall, at the expense and direction of the Trust, transfer to the successor all Trust records maintained by Colonial.

         9. Miscellaneous. This Agreement shall be governed by the laws of The Commonwealth of Massachusetts.

         IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above.


                                    COLONIAL COUNSELOR SELECT INCOME PORTFOLIO

                                    COLONIAL COUNSELOR SELECT BALANCED PORTFOLIO

                                    COLONIAL COUNSELOR SELECT GROWTH PORTFOLIO


                                    BY:     COLONIAL TRUST IV


                                    By:     J. Kevin Connaughton
                                            Title:  Controller

                                    COLONIAL MANAGEMENT ASSOCIATES, INC.


                                    By:     Nancy L. Conlin
                                            Title: Senior Vice President

        A copy of the document establishing the Trust is filed with the Secretary of The Commonwealth of Massachusetts. This Agreement is executed by officers not as individuals and is not binding upon any of the Trustees, officers or shareholders of the Trust individually but only upon the assets of the Portfolio.